UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
BENIHANA INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)
082047101

(CUSIP Number)
ALAN B. LEVAN, 2100 WEST CYPRESS CREEK ROAD, FT. LAUDERDALE, FL 33309 (954) 940-4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
MAY 20, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047101

1	NAMES OF REPORTING PERSONS BFC FINANCIAL CORPORATION (I.R.S. NO. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	FLORIDA

	7	SOLE VOTING POWER

NUMBER OF		1,581,227

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,581,227

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,581,227

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(1)	Based on 5,608,872 shares of Common Stock reported to be issued and outstanding by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended January 28, 2011.

     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2004, as amended on August 4, 2005, by furnishing the information set forth below. Except as set forth below, all information contained in the Original 13D, as amended, is unchanged.
     This Amendment is filed by BFC Financial Corporation (“BFC”). The event which prompted the filing of this Amendment was the conversion by BFC on May 20, 2011 of 200,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) of Benihana, Inc. (the “Issuer”) into 397,328 shares of the Issuer’s Common Stock (“Common Stock”).
     Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original 13D.

Item 2.	Identity and Background
     Item 2 is amended as follows:
     The principal executive offices of BFC are located at 2100 West Cypress Creek Road, Ft. Lauderdale, Florida 33309.
     Information as to the identity and background of the executive officers, directors and control persons of BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding the following thereto:
     On May 20, 2011, BFC exercised the right to convert 200,000 of its 800,000 shares of Series B Preferred Stock. These 200,000 shares of Series B Preferred Stock were converted into 397,328 shares of Common Stock.

Item 4.	Purpose of Transaction.
     Item 4 is amended in its entirety as follows:
     The Issuer recently announced that it intends to submit to its stockholders a proposal to reclassify each share of Class A Common Stock of the Issuer into one share of Common Stock. BFC supports the Issuer’s reclassification proposal and believes it is in the best interests of all stockholders. BFC intends to vote all shares of the Issuer’s stock owned or controlled by it in favor of the reclassification. However, since the reclassification (in addition to requiring the approval of the voting power of the Issuer generally) requires a class vote of the Common Stock, voting by itself, BFC, in its capacity as a holder of Series B Preferred Stock, cannot participate in such separate class vote. In furtherance of its support of the proposed reclassification, on May 20, 2011, BFC converted 200,000 shares of Series B Preferred Stock (out of a total of 800,000 shares) into 397,328 shares of Common Stock, which new shares can participate in such class vote. BFC currently intends to convert additional shares of Series B Preferred Stock into shares of Common Stock for the purpose of facilitating the approval of the reclassification proposal. Additionally, Alan B. Levan and John E. Abdo have each indicated that they intend to vote any shares of the Issuer beneficially owned by them in favor of the reclassification proposal.
     Except as described herein, neither BFC nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer
     Item 5 is amended as follows:
     BFC may be deemed to be the beneficial owner of 1,581,227 shares of Common Stock of the Issuer, including the 397,328 shares of Common Stock it acquired upon conversion and the 600,000 remaining shares of Series B Preferred Stock which are currently convertible into 1,183,899 shares of Common Stock. These shares represent approximately 21.99% of all issued and outstanding shares of Common Stock of the Issuer. BFC possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all of those shares. However, Alan B. Levan, BFC’s Chairman of the Board, and John E. Abdo, BFC’s Vice Chairman of the Board, collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s common stock representing approximately 71.6% of the total voting power of BFC. Accordingly, Messrs. Levan and Abdo may be deemed to beneficially own the shares of the Issuer’s securities owned by BFC.
     In addition, Mr. Abdo, may be deemed to be the beneficial owner of 79,500 shares of Common Stock, which includes 30,750 shares of Common Stock that Mr. Abdo has the right to acquire upon exercise of stock options. These shares represent approximately 1.3% of all issued and outstanding shares of Common Stock of the Issuer. Mr. Adbo possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all those shares.
     Mr. Abdo and Mr. Levan also beneficaially own 143,000 shares and 40,000 shares, respectively, of Class A Common Stock, including 91,500 shares and 10,000 shares, respectively, that Messrs. Abdo and Levan have the right to acquire upon exercise of stock options. As described above, Class A Common Stock is not currently convertible into Common Stock; however, the Issuer recently announced that it intends to submit to its stockholders a proposal to reclassify each share of Class A Common Stock into one share of Common Stock.
     Except as set forth above, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any Common Stock of the Issuer during the past 60 days. Except as set forth below, no person except for BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by BFC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION
By:	/s/ John K. Grelle
John K. Grelle
Executive Vice President and Chief Financial Officer

Dated: May 24, 2011

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
OF BFC FINANCIAL CORPORATION

Name and Position With		Present Principal
BFC Financial Corporation	Employer and Business Address	Occupation

Alan B. Levan*	BFC Financial Corporation	Chairman, President and
Chairman of the Board, President	BankAtlantic Bancorp, Inc.	Chief Executive Officer
and Chief Executive Officer	2100 West Cypress Creek Road, Ft.	of BFC and BankAtlantic
	Lauderdale, Florida 33309	Bancorp, Inc., Chairman
of Bluegreen Corporation

John E. Abdo*	BFC Financial Corporation	Vice Chairman of the
Vice Chairman of the Board	BankAtlantic Bancorp, Inc.	Board of BFC,
	2100 West Cypress Creek Road, Ft.	BankAtlantic Bancorp,
	Lauderdale, Florida 33309	Inc. and Bluegreen
Corporation

John K. Grelle	BFC Financial Corporation	Executive Vice President
Executive Vice President	2100 West Cypress Creek Road, Ft.	and Chief Financial
and Chief Financial Officer	Lauderdale, Florida 33309	Officer

Jarett Levan	BFC Financial Corporation	President of
Executive Vice President	BankAtlantic Bancorp, Inc.	BankAtlantic Bancorp,
and Director	2100 West Cypress Creek Road, Ft.	Chief Executive Officer
	Lauderdale, Florida 33309	and President of
BankAtlantic

Seth M. Wise	BFC Financial Corporation	Executive Vice President
Executive Vice President	2100 West Cypress Creek Road, Ft.
Lauderdale, Florida 33309

Maria R. Scheker	BFC Financial Corporation	Chief Accounting Officer
Chief Accounting Officer	2100 West Cypress Creek Road, Ft.
Lauderdale, Florida 33309

D. Keith Cobb	Self-employed	Business Consultant and
Director	c/o BFC Financial Corporation	Strategic Advisor
2100 West Cypress Creek Road, Ft.
Lauderdale, Florida 33309

Darwin Dornbush	Dornbush Schaeffer Strongin &	Partner
Director	Venaglia, LLP
747 Third Avenue, 11th Floor
New York, NY 10017

Oscar J. Holzmann	University of Miami	Associate Professor of
Director	5250 University Drive	Accounting
317 Jenkins Hall
Coral Gables, Florida 33124

Alan Levy	Great American Farms, Inc.	President and Chief
Director	11 Southwest 15th Street	Executive Officer
Fort Lauderdale, Florida 33315

Joel Levy	Adler Group, Inc.	Vice Chairman
Director	1400 NW 107th Ave
Suite 400
Doral, Florida 33172

William Nicholson	Heritage Capital Group	Principal
Director	4811 Beach Boulevard
Suite 300
Jacksonville, Florida 32207

Neil A. Sterling	The Sterling Resources Group	Principal
Director	2132 Bayview Drive
Fort Lauderdale, Florida 33305

* Messrs. Levan and Abdo may be deemed to control BFC Financial Corporation.